UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to

Commission file number 1-5097

AVANZAR INTERIOR TECHNOLOGIES, LTD. SAVINGS AND INVESTMENT 401(k) PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201

(Name and Address of Principal Executive Offices of Employer-Issuer)

AVANZAR INTERIOR TECHNOLOGIES, LTD
SAVINGS AND INVESTMENT 401(k) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2007 AND 2006

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2007 AND 2006

Contents **Page**

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Avanzar Interior Technologies, Ltd. Savings and Investment 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Avanzar Interior Technologies, Ltd. Savings and Investment 401(k) Plan (the "Plan") as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Avanzar Interior Technologies, Ltd. Savings and Investment 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets for December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
May 9, 2008

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2007	December 31, 2006
Assets		
Investments		
Investment in Master Trust	$ 1,236,220	$ 367,494
Participant loans	85,881	49,674
	1,322,101	417,168
Receivables		
Employer contributions	570,794	293,352
Participant contributions	4,951	2,663
	575,745	296,015
Net assets available for benefits	$ 1,897,846	$ 713,183

See the notes to the financial statements.

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended, December 31, 2007
Additions	
Additions to net assets attributed to:	
Investment income	
Net appreciation in fair value of investments	$ 11,766
Other investment income	69,748
	81,514
Contributions	
Participants	442,936
Employer	570,794
	1,013,730
Total additions	1,095,244
Deductions	
Deductions from net assets attributed to:	
Distributions and withdrawals	138,390
Administrative expenses	5,864
Total deductions	144,254
Transfers from other Plans, net	233,673
Net increase	1,184,663
Net assets available for benefits, beginning of year	713,183
Net assets available for benefits, end of year	$ 1,897,846

See the notes to the financial statements.

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of Avanzar Interior Technologies, Ltd. Savings and Investment 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan adopted effective September 1, 2005 for participation by eligible employees of Avanzar Interior Technologies, Ltd., a production facility of Johnson Controls, Inc. (the "Company" or "employer"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan is administered by the Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation as contributions, as defined by the Plan, of which the first six percent (6%) is eligible for the employer's matching contribution. The Company also makes a non-elective annual contribution to the Plan representing three percent (3%) of participant's compensation for employees. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participant contributions are deposited in the investment programs of their choice. Participant contribution balances may be reallocated by participants among the investment programs at any time in increments of one percent. However, participants can reallocate deposits out of the Fixed Income Fund no more that once each calendar quarter in order to maximize the rate of return for that fund.

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the Company's discretionary contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is fully vested after five years of credited service.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions may be applied to reduce future employer contributions under the Plan.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

Plan assets of $153,447 and $40,559 have been allocated to the accounts of persons who are no longer active participants of the Plan as of December 31, 2007 and 2006, respectively, but who have not yet received distributions as of that date.

NOTE 1 – DESCRIPTION OF THE PLAN (continued)

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the plan document. Only two loans may be outstanding at any time. Each loan may be for a term up to 5 years. Regular payroll deductions are required to repay a loan. The loan will bear interest at a reasonable rate on the basis of rates charged by commercial lenders at the loan's inception. Loans must be repaid in full at the time of retirement or termination.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by plan provisions with all remaining expenses paid by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans," requires disclosure of the fair value, as well as the adjustment to and contract value of, fully benefit-responsive investment contracts held by a defined-contribution plan. As the Plan's net assets available for benefits are part of a Master Trust, this information is provided in the Statements of Financial Position as of December 31, 2007 and 2006 for the Master Trust (see Note 8).

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Johnson Controls, Inc. Savings and Investment Master Trust ("Master Trust"), trusteed by Fidelity. All investments of the Master Trust, except the investment in the Johnson Controls Common Stock Fund and the Fixed Income Fund, are stated at market value, based on quoted market prices. The fair value of the investments in the Johnson Controls Common Stock Fund reflects a unit value computed daily based on the share price and the value of the fund's short-term investments. At December 31, 2007 and 2006, the Plan

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

held 1,130 and 404 units of the Johnson Controls Common Stock Fund at a unit value of $223.74 and $179.04, respectively. The Fixed Income Fund, a stable value fund, contains wrap contracts which are stated at contract value. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

The wrap contracts are designed to allow a stable value fund, such as the Fixed Income Fund, to maintain a constant Net Asset Value (NAV) and to protect the fund in extreme circumstances. The wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions (redemption of most of the fund's shares) during a time when the market value of the fund's covered assets is below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided that all of the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the fund). Fees the fund pays for wrap contracts are a component of the fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate" which minimizes the difference between the market value and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. Crediting rates are reset quarterly. Although the crediting rate may be affected by many factors, including purchases and redemptions by shareholders, the wrap contracts provide a guarantee that the crediting rate will not fall below zero percent (0%). The average yields based on actual earnings were 4.68% and 4.30% for the years ended December 31, 2007 and 2006, respectively. The average yields based on the interest rate credited to participants were 4.71% and 4.35% for the years ended December 31, 2007 and 2006, respectively.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events, which include, but is not limited to, the plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code, any substantive modification of the plan or the administration of the Plan that is not consented to by the wrap issuer, complete or partial termination of the plan, or any early retirement program, group termination, group layoff, facility closing or similar program. At this time, the occurrence of such an event is not probable.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment income of the Master Trust is allocated among the participating plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation is recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The Statements of Financial Position as of December 31, 2007 and 2006 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2007 for the Master Trust are presented in Note 8.

The Plan's assets accounted for less than one percent (1%) of the assets held in the Master Trust at December 31, 2007.

At December 31, 2007, participant forfeitures of non-vested employer contributions of $28,900, related to the Plan, were in the Master Trust. There were no forfeitures related to the Plan in the Master Trust at December 31, 2006.

NOTE 3 – INVESTMENTS

The following presents fair value of investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2007 and 2006:

	December 31,	
	2007	2006
Investments at fair value as determined by quoted market price:		
Fidelity Freedom 2020 Fund, 5,242 and 618 shares, respectively	$ 82,869	$ 9,603
Fidelity Freedom 2025 Fund, 5,460 and 931 shares, respectively	71,961	11,883
Fidelity Freedom 2030 Fund, 8,014 and 2,417 shares, respectively	132,390	38,740
Fidelity Freedom 2035 Fund, 6,206 and 1,884 shares, respectively	84,896	24,847
Fidelity Freedom 2040 Fund, 11,223 and 609 shares, respectively	109,197	5,772
Fidelity Overseas Fund, 2,454 and 478 shares, respectively	118,732	21,398
Investments at estimated fair value:		
Johnson Controls Common Stock Fund, 1,130 and 404 units, respectively	252,886	72,342
Participant Loans	85,881	49,674

NOTE 3 – INVESTMENTS (continued)

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investments at fair value as determined by quoted market price:		
Mutual Funds	$	(12,276)
Investment at estimated fair value:		
Common Stock Fund		21,962
Commingled Fund		2,080
		24,042
Net increase in fair value	$	11,766

NOTE 4 – TAX STATUS

The Plan was effective as of 2005 and the Company has not requested a determination letter, as the deadline to receive a determination letter under the Internal Revenue Service Rules has not yet occurred. The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 5 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Transactions involving the Johnson Controls Common Stock Fund, participant loans and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 7 – RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 8 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The Statements of Financial Position as of December 31, 2007 and 2006 and the Statement of Operations and Changes in Participating Plans' Equity for the year ended December 31, 2007 for the Master Trust are presented below.

STATEMENTS OF FINANCIAL POSITION

	December 31,	
	2007	2006
Assets		
Investments at fair value as determined by quoted market price:		
Mutual Funds	$ 1,498,962,673	$ 1,210,415,548
Investments at estimated fair value:		
Common Stock Fund	1,209,585,346	1,018,962,057
Commingled Pool	-	283,875,971
	1,209,585,346	1,302,838,028
Investments at contract value:		
Stable Value Fund		
At fair value	353,026,227	385,384,117
Adjustment from fair value to contract value	(3,633,538)	3,356,662
At contract value	349,392,689	388,740,779
Participant Loans	72,781,121	78,463,477
	422,173,810	467,204,256
Total Assets	$ 3,130,721,829	$ 2,980,457,832

NOTE 8 – JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST (continued)

STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2007
Additions	
Additions to net assets attributed to:	
Investment Income	
Mutual Funds	$ (9,030,140)
Common Stock Fund	247,957,152
Commingled Pool	28,664,154
	267,591,166
Contributions	
Participants	141,308,378
Employer	74,160,972
	215,469,350
Interest and dividend income	139,334,790
Total additions	622,395,306
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	413,245,562
Administrative fees	704,522
Total deductions	413,950,084
Net increase prior to transfers to other plans	208,445,222
Transfers to other plans, net	(58,181,225)
Net increase	150,263,997
Net assets available for benefits:	
Beginning of the year	2,980,457,832
End of the year	$ 3,130,721,829

SUPPLEMENTAL SCHEDULE

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #001, EIN: 20-1818668
DECEMBER 31, 2007

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Par or Maturity Value)	Current Value
*Fidelity		
Fixed Income Fund	33,348 shares	$ 33,348
Puritan Fund	1,779 shares	33,857
Overseas Fund	2,454 shares	118,732
Retirement Government Money Market Portfolio	27,505 shares	27,505
Institutional Short-Intermediate Government Portfolio	1,973 shares	19,177
Freedom Income	669 shares	7,660
Freedom 2000	2,677 shares	33,109
Freedom 2005	159 shares	1,880
Freedom 2010	682 shares	10,111
Freedom 2015	3,944 shares	49,183
Freedom 2020	5,242 shares	82,869
Freedom 2025	5,460 shares	71,961
Freedom 2030	8,014 shares	132,390
Freedom 2035	6,206 shares	84,896
Freedom 2040	11,223 shares	109,197
Barclays Global Investors		
S&P 500 Index	532 shares	24,717
U.S. Debt Index	4 shares	51
Dodge & Cox International Stock	2 shares	112
AIM Small Cap Growth Fund	994 shares	29,827
Artisan Mid Cap Growth Fund	357 shares	11,040
Vanguard Primecap Fund	593 shares	44,302
JP Morgan Mid Cap Value Fund	1,929 shares	47,323
Wells Fargo Small Company Value	836 shares	10,087
*Johnson Controls Common Stock Fund	1,130 units	252,886
Investments		1,236,220
*Participant Loans (1)		85,881
Total investments		$ 1,322,101

(1) There were 28 outstanding loans to participants at December 31, 2007, with varied maturities of up to 5 years. Each loan's interest rate is fixed at the prime rate as the beginning of the calendar quarter in which it is issued. Interest rates range between 4% and 8.25%

* Indicates party-in-interest.

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT (401k) PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefits Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVANZAR INTERIOR TECHNOLOGIES, LTD. SAVINGS AND INVESTMENT (401k) PLAN

By:

R. Bruce McDonald
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 17, 2008

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Avanzar Interior Technologies, Ltd. Savings and Investment 401(k) Plan:

We consent to incorporation by reference in the Registration Statement No. 333-66073 on Form S-8 of Johnson Controls, Inc. of our report dated May 9, 2008, relating to the statement of net assets available for benefits of Avanzar Interior Technologies, Inc. Savings and Investment 401(k) Plan as of December 31, 2007 and 2006, the related statement of changes in net assets available for benefits for the years ended December 31, 2007 and 2006, and the related supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2007 and 2006, which report appears in the December 31, 2007 and 2006 annual report on Form 11-K of Avanzar Interior Technologies, Ltd. Savings and Investment 401(k) Plan.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 17, 2008